                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                              -------------------

                               IKOS SYSTEMS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           MENTOR GRAPHICS CORPORATION
                               FRESNO CORPORATION
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                    451716203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WALDEN C. RHINES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MENTOR GRAPHICS CORPORATION
                             8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-7000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                   COPIES TO:

       JOHN J. HUBER, ESQ.                          CHRISTOPHER L. KAUFMAN, ESQ.
        LATHAM & WATKINS                                  LATHAM & WATKINS
555 11TH STREET, N.W., SUITE 1000                      135 COMMONWEALTH DRIVE
     WASHINGTON, D.C. 20004                         MENLO PARK, CALIFORNIA 94025
         (202) 637-2200                                     (650) 328-4600


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]       third-party tender offer subject to Rule 14d-1

     [ ]       issuer tender offer subject to Rule 13e-4

     [ ]       going private transaction subject to Rule 13e-3

     [ ]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2001 (as previously amended, the "Schedule TO"), relating to a tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, and the related preferred stock purchase rights, of IKOS Systems, Inc., a Delaware corporation (the "Company"), for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

         Item 4 is hereby amended to add the following:

                   Certain conditions to the Offer refer to a determination to be made by Mentor or Purchaser in their "sole discretion" or "sole judgement." If any such determination by Mentor or Purchaser is not made on a reasonable basis in light of publicly known events, facts or circumstances, Mentor and Purchaser will extend the Expiration Date until at least five business days following public disclosure by Mentor and Purchaser of such determination. Mentor and Purchaser reserve the right, in their reasonable discretion, to assert or waive any condition at any time and from time to time, subject to the rules of the Commission.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 5 is hereby amended to add the following:

                   On December 20, 2001, the Company announced that the Company's board of directors had recommended that the stockholders of the Company reject the Offer. In response, Mentor issued a press release on December 20, 2001, the full text of which is filed as Exhibit (a)(5)(A) to this Schedule TO, which is incorporated by reference herein.

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2001                MENTOR GRAPHICS CORPORATION

                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  President


                                        FRESNO CORPORATION


                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  Chief Financial Officer

                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.